UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of June 2025

Commission File Number 001-42277

Global Engine Group Holding Limited

(Translation of registrant’s name into English)

Room C, 19/F, World Tech Centre,

95 How Ming Street, Kwun Tong, Kowloon, Hong Kong

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒             Form 40-F ☐

Explanatory Note

Global Engine Group Holding Limited, a British Virgin Islands exempted company (the “Company”), is furnishing this Form 6-K to provide its unaudited interim condensed consolidated financial statements for the six months ended December 31, 2024.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 20, 2025	Global Engine Group Holding Limited

	By:	/s/ Andrew, LEE Yat Lung
Andrew, LEE Yat Lung
Chief Executive Officer

EXHIBIT INDEX

Exhibit Number	Description
99.1	Unaudited Interim Condensed Consolidated Financial Statements as of December 31, 2024 and for the Six Months Ended December 31, 2024 and 2023
99.2	Operating and Financial Review and Prospects in Connection with the Unaudited Interim Condensed Consolidated Financial Statements for the Six Months Ended December 31, 2024 and 2023
101.INS	Inline XBRL Instance Document
101.SCH	Inline XBRL Taxonomy Extension Schema Document
101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document
101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document
101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document
104	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101)

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